THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS,

IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

SAN ANTONIO VENTURES INC.

3750 West 49th Avenue, Vancouver, B.C. V6N 3T8

SAN ANTONIO VENTURES INC. SIGNS LETTER OF INTENT
TO ACQUIRE R2 ENERGY LTD.

Vancouver, BC – July 10, 2014 – San Antonio Ventures Inc. (TSX-V: SAN) (“San Antonio” or the “Company”) is pleased to announce that it has entered into a non-binding letter of intent dated July 4, 2014 (the “LOI”) with R2 Energy Ltd. (www.r2energy.ca) (“R2”), a closely-held Alberta corporation at arm’s length to San Antonio, pursuant to which the parties propose that San Antonio will acquire all of the issued and outstanding common shares of R2 in exchange for common shares of San Antonio on a one-for-one post-consolidation basis by way of a court approved plan of arrangement, three-cornered amalgamation or such other transaction structure as is mutually agreed upon by San Antonio and R2 given applicable corporate, tax and securities law considerations (the “Proposed Transaction”).

As part of the Proposed Transaction, San Antonio will consolidate its issued and outstanding common shares on two (2) old for one (1) new basis and change its name to “R2 Energy Ltd.” or such other name as is acceptable to applicable regulatory authorities and R2, in its sole discretion.

About R2

R2 is in the business of identifying, acquiring and developing a diversified shale gas and shale oil land portfolio in Europe, Mexico and other strategic countries, with its present principal focus being the investigation of gas and oil land prospects in Mexico and Spain. R2 has made applications to acquire various land positions in certain basins in Spain, which applications are at varying stages of processing. R2 conducts its business, directly and indirectly, through its 40%-owned Spanish subsidiary, Montero Energy Corporation, S.L. At present, R2 has no material business interests, operations or holdings other than its interests in and applications to acquire various land positions in prospective Spanish basins.

Craig Steinke, the Chief Executive Officer of R2, is the former Chief Executive Officer of Realm Energy International Corp., a Canadian global energy company focused on the exploration and development of major shale plays throughout Europe and emerging countries. Founded by Mr. Steinke and Ian Telfer in 2009, Realm collaborated with Halliburton (Houston), assembled key shale plays in ten European basins, completed a major joint venture and merged the company, in 2011, with another European shale player, for a value of $130 million to Realm shareholders. The combined entity now holds one of the largest land positions in Europe and is one of Europe’s most active unconventional drilling companies.

Mr. Steinke has spent the last 10 years developing Shale & CBM plays, such as coalbed methane in the Powder River Basin, and shale gas plays in the Fayetteville, Marcellus and Montney formations.

During his career, Mr. Steinke has been instrumental in acquiring in excess of 25 million acres of domestic and international petroleum and natural gas rights, as well as financing and developing these assets.

Terms of the Proposed Transaction

The LOI will be superseded by a definitive business combination agreement and other formal documentation between San Antonio and R2, pursuant to which the parties will combine their business operations to create a successor reporting issuer to San Antonio (the “Resulting Issuer”). The parties expect that, upon completion of the Proposed Transaction, the Resulting Issuer will be listed as a Tier 2 oil and gas or industrial issuer on the TSX Venture Exchange (the “Exchange”).

The Proposed Transaction is contingent upon, among other things, the completion by R2 of an equity financing to raise a minimum of $2.0 million in gross proceeds by way of a private placement of units of R2, each unit expected to consist of one R2 common share and up to one R2 common share purchase warrant, with pricing to be determined by R2 and the financiers (the “Concurrent Financing”).

As part of the Proposed Transaction, all outstanding R2 securities exercisable or exchangeable for, or convertible into, R2 common shares (including the warrants issued pursuant to the Concurrent Financing) will be exercisable into common shares of the Resulting Issuer on the same terms and conditions as such original R2 securities (subject to the terms of the agreements that govern such securities).

General

Completion of the Proposed Transaction is subject to a number of conditions, including, but not limited to, completion of satisfactory due diligence, negotiation and execution of definitive documentation, receipt of applicable regulatory, court and shareholder approvals, Exchange acceptance and completion of the Concurrent Financing. The Proposed Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Proposed Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the Proposed Transaction, any information released or received with respect to the Proposed Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.

The Exchange has in no way passed upon the merits of the Proposed Transaction and has neither approved nor disapproved of the contents of this news release.

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Other Information and Updates

The Company will continue to provide further updates in respect of the Proposed Transaction, in due course, by way of news releases.

SAN ANTONIO VENTURES INC.

Per:

“Christopher I. Dyakowski”

Christopher I. Dyakowski, P. Geo.

President & Chief Executive Officer

For further information contact Christopher Dyakowski at 604.250.2844 or by e-mail at dyakowski@telus.net.

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the Proposed Transaction and the Concurrent Financing. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the Company’s inability to secure the Exchange acceptance or shareholder approval required to complete the Proposed Transaction, R2’s inability to complete the Concurrent Financing, and the parties inability to successfully negotiate and settle upon the terms of a definitive business combination agreement.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.